Filed pursuant to Rule 433
Registration No. 333-159397
Final Term Sheet

Issuer:	Province of Ontario

Expected Ratings:	Moody’s Aa1; S&P AA-; DBRS AA (low)

Title:	Floating Rate Bonds due November 19, 2012

Aggregate Principal Amount:	U.S.$1,000,000,000

Denominations:	U.S.$5,000 and integral multiples of U.S.$1,000 for amounts in excess of U.S.$5,000

Trade Date:	November 10, 2009

Issue Date (Settlement Date):	November 19, 2009

Maturity Date:	November 19, 2012

Interest Rate Basis (Index)	3 Month USD LIBOR on Reuters page LIBOR01

Spread to Index:	Plus 0.15%

Interest Payment Period:	Quarterly

Interest Payment Dates:	February 19, May 19, August 19, and November 19 of each year, commencing February 19, 2010. Interest will accrue from November 19, 2009

Interest Determination Dates:	Quarterly, two London Business Days prior to each Interest Reset Date

Interest Reset Dates:	February 19, May 19, August 19, and November 19 of each year, commencing November 19, 2009.

Interest Reset Periods and Dates:	Quarterly on each Interest Payment Date

Interest Rate:	Interest will be paid at a floating rate equal to the three-month USD LIBOR reset quarterly plus 0.15%

Calculation Agent:	The Bank of New York Mellon, or its successor appointed by the Province of Ontario.

Public Offering Price:	100% plus accrued interest from November 19, 2009 if settlement occurs after that date

Day Count Convention	Actual/360, Subject to Modified Following Adjusted business day convention

Business Day:	A day on which banking institutions in the City of New York, in the City of London and in the City of Toronto are not authorized or obligated by law or executive order to be closed

Underwriters:
Barclays Bank PLC
Credit Suisse Securities (Europe) Limited
J.P. Morgan Securities Ltd.
The Toronto-Dominion Bank
Bank of Montreal, London Branch
CIBC World Markets Corp.
Morgan Stanley & Co. International plc
National Bank Financial Inc.
RBC Capital Markets Corporation

Prospectus and Prospectus Supplement:	Prospectus dated as of May 21, 2009, and Preliminary Prospectus Supplement dated as of November 10, 2009. http://www.sec.gov/Archives/edgar/data/74615/000095012309060575/o57457e424b2.htm

CUSIP# / ISIN#:	683234 8F8 / US6832348F85

Listing:	Admission to the United Kingdom Listing Authority’s Official List and to trading on the London Stock Exchange plc’s Regulated Market may be completed following settlement on a best efforts basis.

Settlement:
We expect that delivery of the Bonds will be made against payment therefor on or about the closing date of this offering specified on the cover page of the prospectus supplement, which is six business days following the date of pricing of the Bonds (this settlement cycle being referred to as “T+6”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Bonds on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the Bonds initially will settle in T+6, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Bonds who wish to trade their Bonds on the date of pricing or the next two succeeding business days should consult their own advisor.

U.S. Legend:
The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling TD Securities at 1-800-263-5292.

European Economic Area Legends:
If and to the extent that this announcement is communicated in, or the offer of the bonds to which it relates is made in, any European Economic Area Member State that has implemented Directive 2003/71/EC (the “Prospectus Directive”) (other than the United Kingdom, once the UKLA Prospectus as defined below has been approved by the Financial Services Authority), this announcement and the offer are only addressed to and directed at persons in that Member State who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted upon by other persons in that Member State. This document does not constitute or form part of any offer or invitation to sell these bonds and is not soliciting any offer to buy these bonds in any jurisdiction where such offer or sale is not permitted. This document is, for the purposes of Article 15 of the Prospectus Directive, not a prospectus but an advertisement, and investors in the European Economic Area should not subscribe for or purchase these bonds once admitted to trading on the London Stock Exchange plc’s Regulated Market except on the basis of information in the UKLA Prospectus (as defined below). The Province intends to file a single prospectus (the “UKLA Prospectus”) pursuant to Section 5.3 of the Prospectus Directive with the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000, as amended, for the purpose of having these bonds admitted to trading on the London Stock Exchange plc’s Regulated Market as soon as possible after closing of this issue. In compliance with the Prospectus Directive, the UKLA Prospectus will be published in due course, subject to its approval by the United Kingdom Listing Authority, and investors will be able to obtain a copy of the UKLA Prospectus from the office of the Province at the Ontario Financing Authority, One Dundas Street West, Suite 1400, Toronto, Ontario, Canada M5G 1Z3 and the London paying agent, The Bank of New York Mellon, One Canada Square, London E14 5AL, England. Investors in the European Economic Area should not subscribe for any bonds referred to in this advertisement except on the basis of information in the UKLA Prospectus.

Swiss Legend:
The prospectus dated as of May 21, 2009 and the preliminary prospectus supplement dated as of November 10, 2009 and this notice do not constitute a public offering prospectus as that term is understood pursuant to article 652a or 1156 of the Swiss Code of Obligations. The prospectus dated as of May 21, 2009 and the preliminary prospectus supplement dated as of November 10, 2009 and this notice may not be issued, circulated or distributed or otherwise made publicly available in or from Switzerland and are not intended as an offer or solicitation with respect to the purchase or sale of the bonds by the public.

OTHER:
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.